August 21, 2024

Raymond Vennare
Chief Executive Officer
Predictive Oncology Inc.
91 43rd Street, Suite 110
Pittsburgh, Pennsylvania 15201

       Re: Predictive Oncology Inc.
           Registration Statement on Form S-3
           Filed August 15, 2024
           File No. 333-281579
Dear Raymond Vennare:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Alan Seem, Esq.